Filed by Auxilium Pharmaceuticals, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

Commission File No.: 000-50855

Date: December 19, 2014

As contemplated by the Amended and Restated Agreement and Plan of Merger, dated November 17, 2014, among Auxilium Pharmaceuticals, Inc. (the “Company”), Endo International plc, Endo U.S. Inc., and Avalon Merger Sub Inc., as the same may be amended or restated from time to time (the “Merger Agreement”), on December 16, 2014, each member of the Board of Directors (the “Board”) of the Company tendered their resignation from the Board, in each case contingent and effective upon the closing of the transactions contemplated by the Merger Agreement. The resignations by the existing members of the Board are in order to facilitate the closing of the transactions contemplated by the Merger Agreement and did not result from any disagreements with the Company on any matter relating to the Company’s operations, policies or practices.